ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

Lauren D. Macioce T +1 212 596 9883 F +1 646 728 2727 lauren.macioce@ropesgray.com
March 20, 2015

BY E-MAIL

United States Securities & Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: James E. O’Connor

Re:	Stone Ridge All Asset Variance Risk Premium Fund
Registration Statement on Form N-2
File Numbers: 333-201265; 811-23018

Dear Mr. O’Connor:

On behalf of Stone Ridge All Asset Variance Risk Premium Fund (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 2 (“Amendment No. 2”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on March 20, 2015 (the “Registration Statement”).

Amendment No. 2 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on Pre-Effective Amendment No. 1 to the Registration Statement that were provided following the transmission for filing of Pre-Effective Amendment No. 1 to the Fund’s Registration Statement. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 2. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 2. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 2.

1.
Staff Comment: Please present the bullets on page 3 in bold and in a larger font if the Fund determines that it is unable to include such bullets in the account registration form or subscription agreement used by investors to purchase Fund shares.

Response: The requested change has been made.

James E. O’Connor	- 2 -	March 20, 2015

2.
Staff Comment: Please explain supplementally the Fund’s basis for determining that income derived from the Fund’s wholly-owned controlled foreign subsidiary is qualifying income under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

Response: A foreign corporation wholly-owned by a U.S. person is a “controlled foreign corporation” (“CFC”) for U.S. federal income tax purposes. Under Section 951(a)(1)(A)(i) of the Code, the U.S. shareholder of such CFC is required to include in gross income the CFC’s “subpart F income,” which includes, among other items, gains from commodity transactions, whether or not the CFC distributes such subpart F income. Section 851(b) of the Code provides that, for purposes of the qualifying income test set forth in Section 851(b)(2), amounts included in the income of a fund under Section 951(a)(1)(A)(i) of the Code are treated as qualifying income to the extent such amounts are distributed in the taxable year earned. The Fund’s subsidiary intends to distribute each year, on a timely basis, the subpart F income included in the Fund’s income, and, therefore, such income will constitute qualifying income under the statutory provision described above.

3.
Staff Comment: In the section “Fund Expenses,” please add a footnote to the heading “As a percentage of average net assets attributable to the Shares” that provides, in substance, the following information:

(#) Amount assumes that the Fund sells $__ million worth of Shares during the Fund’s first twelve months and that the Fund’s net offering proceeds from such sales equal $___ million. Actual expenses will depend on the number of Shares the Fund sells in this offering. For example, if the Fund were to raise proceeds significantly less than this amount over the following twelve months, expenses as a percentage of average net assets would be significantly higher. There can be no assurance that the Fund will sell $____ million worth of Shares during the following twelve months.

Response: The requested change has been made.

4.
Staff Comment: Please include disclosure under “Tax Risk” in the Prospectus that, in general, the Fund’s distributions will be taxed as ordinary income, rather than capital gains and that the Fund’s distributions from its variance risk premium strategy will consist principally of short-term capital gains. Please make clear the disadvantaged nature of the predominately short-term capital gain distributions that investors will receive from the Fund.

Response: The Fund has added the following paragraph to “Tax Risk”:

Due to the Fund’s options strategies, a substantial portion of the Fund’s income potentially will consist of short-term capital gains. Distributions of the Fund’s short-term capital gains are taxable to shareholders as ordinary income, will not constitute qualified dividend income and will not qualify for the dividends-received deduction. In addition, shareholders will not be able to offset distributions of the Fund’s net short-term capital gains with capital losses that they recognize in respect of their other investments.

James E. O’Connor	- 3 -	March 20, 2015

5.
Staff Comment: The Fund’s major strategy is to profit on the fact that implied volatility tends to be higher than realized volatility, so it will likely be a net seller of volatility and options. Please explain supplementally the extent to which the Fund will sell naked options.

Response: The Fund notes that the Prospectus includes, under “Additional Information on Derivatives Strategy,” the following sentences: “The Fund may write call options on an underlying instrument it does not own (i.e., “naked” call options).” and “The Fund may write put options on an underlying instrument it is not short (i.e., “naked” put options).” The Fund supplementally notes that, subject to compliance with applicable law, it is not subject to any particular limitations on the extent to which it may sell naked options.

6.	Staff Comment: Please confirm supplementally whether the Fund will hedge its delta risk by trading in the Underlying Reference.

Response: The Fund notes that the Prospectus includes the following disclosure under “Principal Investment Policies,” which the Fund believes addresses the Staff’s comment: “The Fund may (but is not obligated to) seek to hedge exposure to price movements in the Underlying References by taking long or short positions in the underlying assets, related assets, or other offsetting derivative positions (this is known as “delta hedging”). To gain long investment exposure, the Fund may invest in assets directly. To gain short investment exposure, the Fund may use derivatives (including futures) and make short sales, including short sales of assets the Fund does not own, which may require the Fund to pay a premium to borrow the assets sold short and to pay the lender any dividends or interest received on the assets while borrowed.”

7.
Staff Comment: Please explain supplementally whether, when dealing with options, the Fund will only deal in straddles or strangle trades, given that choosing puts or calls will give its position a positive or negative delta (unless hedged with the Underlying Reference).

Response: The Fund notes that, because it may hedge its exposure to price movements in the Underlying References, it will not be limited to straddles or strangle trades.

8.	Staff Comment: Please explain supplementally how likely the Fund would be to take a long option position if it determines that implied volatility is cheap.

Response: The Fund notes that the Adviser believes it is highly unlikely that the Adviser would cause the Fund to take a long option position based on whether the Adviser believes that implied volatility is cheap.

James E. O’Connor	- 4 -	March 20, 2015

9.	Staff Comment: Please explain supplementally whether the Fund intends to gamma trade (i.e., to buy and sell the Underlying Reference to profit off changes in the delta due to gamma).

Response: The Fund confirms that it does not intend to gamma trade.

10.	Staff Comment: Please explain supplementally whether the Fund will take directional bets if it has a directional view and, if so, the size of such positions.

Response: The Fund notes that the Adviser generally does not form directional views on markets; as described in the Prospectus, “[t]he Adviser does not intend to purchase or sell investments for the portfolio based on prospects for the economy, the relevant markets, or the individual issuers themselves.” The Fund notes that the Adviser believes that any directional positioning in the Fund will be the result of the Fund’s strategy of seeking to capture returns arising out of variance risk premiums and not guesses about market direction. Moreover, the Fund notes that, as described more fully in the Prospectus, it may hedge its exposure to price movements in the Underlying References.

11.	Staff Comment: Please explain supplementally whether the Fund intends to trade volatility skew.

Response: The Fund does not currently intend to trade volatility skew as a principal investment strategy.

12.	Staff Comment: Please explain supplementally whether the Fund intends to trade correlation and dispersion.

Response: The Fund does not currently intend to trade correlation and dispersion as a principal investment strategy.

13.
Staff Comment: A risk in buying or selling straddles or options in connection with seeking exposure to volatility is that if a position is opened up with the strikes at or near the money, the vega and gamma will be high. Over time, as the Underlying Reference moves away from the static strikes that have been chosen, the Fund will not have the same vega/gamma exposure as when the position was opened. Unless the Fund is hedging delta, it will have delta exposure. Please explain supplementally how the Fund plans to account for this.

Response: As noted above in response to the Staff’s comment 6, the Fund may delta hedge.

14.
Staff Comment: Volatility and variance swaps do not have the problem described in the previous comment. Please confirm supplementally whether the Fund will be able to invest in both volatility swaps and variance swaps.

James E. O’Connor	- 5 -	March 20, 2015

Response: The Fund may invest in both volatility swaps and variance swap. The Fund notes that the Prospectus includes disclosure within the section “Investment Objectives and Policies” that provides that  “Currently, the Fund expects to have exposure to…[v]olatility including, without limitation, any investment related to a measurement of implied or realized volatility or variance of an asset[.]”

As requested, the Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Should members of the Staff have any questions or comments, they should contact the undersigned at (212) 596-9883 or lauren.macioce@ropesgray.com.

Very truly yours,

/s/ Lauren D. Macioce

Lauren D. Macioce

cc:	Jane Korach, Chief Compliance Officer and Secretary, Stone Ridge Trust III
Elizabeth J. Reza, Ropes & Gray LLP